Exhibit (21)

SUBSIDIARIES OF THE COMPANY

The Gorman-Rupp Company is publicly-held and has no parent corporation. The Company’s subsidiaries as of December 31, 2025, and the state or country in which each was organized, are as follows:

Consolidated subsidiaries	Jurisdiction of organization

Patterson Pump Company	Ohio
National Pump Company	Ohio
The Gorman-Rupp International Company	Ohio
GRC International LLC	Ohio
Fill-Rite Company	Ohio
Bayou City Pump Company	Ohio
AMT Pump Company	Delaware
Gorman-Rupp of Canada Limited	Canada
Patterson Pump Ireland Limited	Ireland
Gorman-Rupp Europe B.V.	The Netherlands
Gorman-Rupp Africa Proprietary Limited	Republic of South Africa
Pumptron (Proprietary) Limited	Republic of South Africa
Gorman-Rupp South America S.A.S. Gorman-Rupp Belgium SA Gorman-Rupp Australia Pty Ltd	Colombia Belgium Australia
GRC Fill-Rite Mexico, S.A. de C.V.	Mexico